03002840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/3/03

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| SEC FILE NUMBER |
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| 8-48749 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
250 East Wisconsin Avenue, Suite 800
(No. and Street)

MILWAUKEE, WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johan C. R. Segerdahl, President (414) 291-7820
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003

BB 3/12

**FOR OFFICIAL USE ONLY**

****Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

## OATH OR AFFIRMATION

I, Johan C.R. Segerdahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Segerdahl & Co., Inc., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that a customer, except as follows:

Signature

President

Title

Anne M. Chofnacki 19 Feb 2006

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# SEGERDAHL & CO., INC.

# ANNUAL REPORT

# DECEMBER 31, 2002

## SEGERDAHL & CO., INC.
## TABLE OF CONTENTS

SCRIBNER
COHEN
AND
COMPANY

*CPAs and Advisors*

To the Stockholders of
Segerdahl & Co., Inc.

We have audited the accompanying balance sheets of Segerdahl & Co., Inc. (a Wisconsin Sub S corporation) as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2002 and 2001, and the results of its operations, its cash flow, and changes in subordinated liabilities for the years then ended, in conformity with United States generally accepted accounting principles.

*Barry S. Werner, CPA*
*Frederick W. Langer, CPA*
*David R. Werner, CPA*
*Martin Zuckerman, CPA*
*Dawn E. Wittak, CPA*
*Kevin C. Richter, CPA*
*Alan E. Matsoff, CPA*

*400 East Mason Street*
*Suite 300*
*Milwaukee, WI 53202*
*414-271-1700*
*Fax 414-271-9925*
*E-mail: cpa@scribnercohen.com*
*www.scribnercohen.com*

To the Stockholder of
Segerdahl & Co., Inc.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company S.C.

Milwaukee, Wisconsin
February 7, 2003

## SEGERDAHL & CO., INC.
## STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

| ASSETS | 2002 | 2001 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 10,360 | $ 15,641 |
| Investments - clearing account | 69,459 | 69,274 |
| Accounts receivable | 17,034 | 17,322 |
| Due from affiliate | 45,529 | – |
| Total current assets | 142,382 | 102,237 |
| **PROPERTY AND EQUIPMENT** | | |
| Software | 2,608 | 2,608 |
| Office equipment | 58,933 | 58,933 |
| | 61,541 | 61,541 |
| Accumulated depreciation | 53,227 | 45,596 |
| | 8,314 | 15,945 |
| **OTHER ASSETS** | | |
| Available for sale securities | 10,150 | – |
| Other investments | 29,100 | 42,295 |
| Total other assets | 39,250 | 42,295 |
| **TOTAL ASSETS** | $ 189,946 | $ 160,477 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | 2002 | 2001 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accrued commissions payable | $ 6,303 | $ 12,315 |
| Accrued profit sharing contribution | 6,934 | 6,471 |
| Total current liabilities | 13,237 | 18,786 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding | 2,000 | 2,000 |
| Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding | 353 | 353 |
| Paid-in capital | 698,543 | 626,998 |
| Retained earnings (deficit) | (521,142) | (487,660) |
| Accumulated other comprehensive income | (3,045) | – |
| | 176,709 | 141,691 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 189,946 | $ 160,477 |

The accompanying notes are an integral part of the financial statements.

**SEGERDAHL & CO., INC.**
**STATEMENTS OF OPERATIONS**
For the Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **REVENUES** | | |
| Commission income | $ 1,039,158 | $ 343,221 |
| Commission income - mutual funds | 2,263 | 3,078 |
| Consult fees | 10,190 | 124 |
| Interest fees | 53,662 | 46,809 |
| Other fee income | 21,515 | 10,043 |
| Total revenues | 1,126,788 | 403,275 |
| **OPERATING EXPENSES** | | |
| Salaries | 208,959 | 190,974 |
| Commissions | 142,334 | 84,758 |
| Operations | 810,323 | 174,066 |
| Total operating expenses | 1,161,616 | 449,798 |
| **LOSS FROM OPERATIONS** | (34,828) | (46,523) |
| **OTHER REVENUES (EXPENSES)** | | |
| Dividend and interest income | 1,795 | 4,058 |
| Loss on disposal of assets | – | (9,403) |
| Miscellaneous | 238 | – |
| Interest expense | (687) | (104) |
| | 1,346 | (5,449) |
| **NET LOSS** | $ (33,482) | $ (51,972) |
| **OTHER COMPREHENSIVE INCOME** | | |
| Unrealized loss on securities | (3,045) | – |
| **COMPREHENSIVE INCOME** | $ (36,527) | $ (51,972) |

The accompanying notes are an
integral part of the financial statements.

**SEGERDAHL & CO., INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
For the Years Ended December 31, 2002 and 2001

| | Common Stock Class A | Common Stock Class B | Paid-in Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|
| **BALANCE - DECEMBER 31, 2000** | $ 2,000 | $ 353 | $ 586,998 | $ (435,688) | $ – | $ 153,663 |
| Net loss | – | – | – | (51,972) | – | (51,972) |
| Paid in capital | – | – | 40,000 | – | – | 40,000 |
| **BALANCE - DECEMBER 31, 2001** | 2,000 | 353 | 626,998 | (487,660) | – | 141,691 |
| Comprehensive Income | | | | | | |
| Net loss | – | – | – | (33,482) | – | (33,482) |
| Other comprehensive income | | | | | | |
| Unrealized loss on available for sale securities | – | – | – | – | (3,045) | (3,045) |
| Paid in capital | – | – | 71,545 | – | – | 71,545 |
| **BALANCE - DECEMBER 31, 2002** | $ 2,000 | $ 353 | $ 698,543 | $ (521,142) | $ (3,045) | $ 176,709 |

The accompanying notes are an
integral part of the financial statements.

## SEGERDAHL & CO., INC.
## STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (33,482) | $ (51,972) |
| Adjustments to reconcile net loss to net cash provided by operating activities | | |
| Depreciation | 7,503 | 12,434 |
| Amortization | 128 | 382 |
| Loss on disposal of assets | – | 9,404 |
| Changes in operating assets and liabilities | | |
| Receivables | 288 | (9,983) |
| Accrued commissions payable | (6,012) | 215 |
| Accrued profit sharing contribution | 463 | (2,593) |
| Net cash used in operating activities | (31,112) | (42,113) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Loans to affiliate | (45,529) | – |
| Purchase of investments | (138,791) | (126,405) |
| Proceeds from sales of investments | 138,606 | 121,435 |
| Net cash used in investing activities | (45,714) | (4,970) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Additional paid in capital | 71,545 | 40,000 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (5,281) | (7,083) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 15,641 | 22,724 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 10,360 | $ 15,641 |
| **SUPPLEMENTAL INFORMATION** | | |
| Cash paid during the year for: | | |
| Interest | $ 687 | $ 104 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a Wisconsin Corporation registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996.

### Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

| | |
|---|---|
| Office Equipment | 5 – 7 years |
| Software | 3 years |
| Leasehold Improvements | 25 years |

Depreciation and amortization expense was $7,631 and $12,816 for the years ended December 31, 2002 and 2001, respectively.

### Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for federal income taxes has been included in the financial statements.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

## NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $17,034 at December 31, 2002 is comprised of broker to broker receivables. The accounts receivable balance of $17,322 at December 31, 2001 is comprised of broker to broker receivables. All accounts are considered to be collectible.

## NOTE 3 – INVESTMENTS

The Company's investments in debt securities consist of two U.S. Treasury Bills due April 10, 2003, and April 17, 2003. These investments are classified as held to maturity, and are held by Bank of New York as a Clearing Account; their use is restricted. Held to maturity securities are reported at amortized cost, and consisted of the following at December 31, 2002 and 2001:

| | Cost at 12/31/02 | Fair Value at 12/31/02 | Unrealized Gain (Loss) at 12/31/02 |
|---|---|---|---|
| Held to Maturity Securities | $ 69,459 | $ 69,763 | $ 304 |
| Available-for sale | $ 13,195 | $ 10,150 | $ (3,045) |

| | Cost at 12/31/01 | Fair Value at 12/31/01 | Unrealized Gain at 12/31/01 |
|---|---|---|---|
| Held to Maturity Securities | $ 69,274 | $ 69,706 | $ 432 |

The Company also holds private placement nonmarketable securities. In 2002 one of the investments had a determinable market value of $10,150, and was reclassified from Other Investments to Available-for-sale. The investment is reported at its aggregate fair value and the net unrealized loss is reported as a separate component in the stockholder's equity section. The remainder of the investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of the private placement nonmarketable securities was $29,100 and $42,295 at December 31, 2002 and 2001, respectively.

## NOTE 4 – RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or holds securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

## NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $50,000. At December 31, 2002 and 2001, respectively, the Corporation's net capital as defined was $32,920 and $32,784 in excess of the minimum net capital required.

## NOTE 6 – RETIREMENT BENEFITS

The Company has a deferred compensation 401(k) and profit sharing plan for eligible employees. Employees may elect to defer from 0% to 12% of eligible compensation each year. The Company is required to make a nonelective contribution in an amount equal to 3% of eligible employee compensation. The amount of the contribution for the years ended December 31, 2002 and 2001, was $6,934 and $6,471, respectively.

## NOTE 7 – LEASE COMMITMENT

The Company has entered into a renewable lease for office space located in Milwaukee, Wisconsin that expires on February 29, 2004. Future minimum rent is as follows:

| | |
|---|---|
| 2003 | $ 16,246 |
| 2004 | 2,568 |
| | $ 18,814 |

## NOTE 8 – LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $100,000. The stated interest rate is eight percent. There was no outstanding balance at December 31, 2002 and 2001.

## NOTE 9 – MAJOR CUSTOMER

The Company had three customers in 2002 and two customers in 2001 that represented 88% and 79%, respectively, of revenues earned.

## NOTE 10 – RELATED PARTIES

The Company entered into an agreement with Iron Block Holdings, LLC, one of the shareholders of the Company. The agreement states that Iron Block Holdings, LLC will pay all of the expenses of the Company, with the exception of commissions. Payroll expenses are paid by the Company, and Iron Block Holdings, LLC reimburses the company for these expenses. In exchange, the Company will distribute substantially all of its revenues to Iron Block Holdings, LLC. The expenses shall not be apportioned to the Company at any time; there are no amounts due to or from Iron Block Holdings, LLC as of December 31, 2002. The amounts paid vary from month to month. The total amount paid for the years ending December 31, 2002 and 2001 was $194,807 and $0, respectively. The Company was reimbursed $88,855 and $78,323 for payroll expenses for the years ending December 31, 2002 and 2001, respectively.

**SEGERDAHL & CO., INC.**
**SCHEDULE OF COMPUTATION OF NET CAPITAL**
December 31, 2002 and 2001

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

| | 2002 | 2001 |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholders' equity | $ 176,709 | $ 141,691 |
| **DEDUCTIONS** | | |
| Nonallowable assets: | | |
| Furniture and equipment | 8,314 | 15,945 |
| Accounts receivable | 45,529 | - |
| Securities not readily marketable | 39,250 | 42,295 |
| | 93,093 | 58,240 |
| **NET CAPITAL BEFORE HAIRCUTS** | $ 83,616 | $ 83,451 |
| **HAIRCUTS ON SECURITIES** | | |
| U.S. government obligations | 521 | 520 |
| Money market instruments | 175 | 147 |
| | 696 | 667 |
| **NET CAPITAL** | $ 82,920 | $ 82,784 |
| **MINIMUM NET CAPITAL REQUIRED** | 50,000 | 50,000 |
| **EXCESS NET CAPITAL** | $ 32,920 | $ 32,784 |
| **EXCESS NET CAPITAL AT 1,000%** | $ 81,596 | $ 80,905 |
| **AGGREGATE INDEBTEDNESS** | $ 13,237 | $ 18,786 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 16% | 23% |
| **RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5** | | |
| Net capital as reported in unaudited FOCUS report | $ 90,056 | $ 82,234 |
| Decrease in nonallowable assets | 10,677 | 22,219 |
| Audit adjustments: | | |
| Adjustment to property and equipment | (7,504) | (22,219) |
| Additional liability | (6,934) | (6,471) |
| Increase in cash | - | 7,215 |
| Unrealized loss on security | (3,045) | - |
| Other adjustments | (834) | (433) |
| Total audit adjustments | (18,317) | (21,908) |
| Adjustment to computation of haircuts | 504 | 239 |
| **NET CAPITAL PER ABOVE** | $ 82,920 | $ 82,784 |

The computation of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the transactions are limited to commissions earned from the sale of securities.

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

# INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROL

To the Board of Directors
Segerdahl & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Segerdahl & Co., Inc.(the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Barry S. Werner, CPA*
*Frederick W. Langer, CPA*
*David R. Werner, CPA*
*Martin Zuckerman, CPA*
*Dawn E. Wittak, CPA*
*Kevin C. Richter, CPA*
*Alan E. Matsoff, CPA*

*400 East Mason Street*
*Suite 300*
*Milwaukee, WI 53202*
*414-271-1700*
*Fax 414-271- 9925*
*E-mail: cpa@scribnercohen.com*
*www.scribnercohen.com*

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 7, 2003